NOTICE OF ANNUAL AND SPECIAL

GENERAL MEETING OF SHAREHOLDERS

DECEMBER 12, 2007

To the Shareholders of Kimber Resources Inc.:

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the "Company") will be held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 p.m. on Wednesday, December 12, 2007 for the following purposes:

1.

To have placed before the meeting the comparative consolidated financial statements of the Company for the financial years ended June 30, 2007, 2006 and 2005 and the Auditors' report thereon;

2.

To pass a special resolution to eliminate the maximum number of common shares that the Company is authorized to issue, currently  80,000,000 common shares without par value, and to provide that there  is no maximum number of common shares without par value that the Company is authorized to issue;

3.

To consider and, if deemed appropriate, pass a special resolution adopting a new set  of Articles for the Company, the effect of which is  (i) to remove the staggered terms of office for the Directors, (ii) to update the language of the Articles and (iii) to accommodate changes resulting from the implementation of the Securities Transfer Act;

4.

If the shareholders approve the adoption of the new Articles, to elect eight (8) director to hold office for a one (1) term until the next Annual General Meeting or until their successor s are elected or appointed;

5.

If the shareholders do not approve the adoption of the new Articles, to elect three (3) directors for the ensuing three (3) years (the directors currently having staggered terms);

6.

To consider and, if deemed appropriate, to adopt a new stock option plan, the Kimber Resources Inc. 2007 Stock Option Plan;

7.

To re-appoint D & H Group LLP, Chartered Accountants as auditors of the Company for the ensuing year; and

8.

To transact such other business as may properly come before the meeting or any adjournment thereof.

A copy of the proposed Articles and the Kimber Resources Inc. 2007 Stock Option Plan will be available for inspection by shareholders at the Company=s head office, 215-800 West Pender Street, Vancouver, British Columbia, during statutory business hours up to and including the day preceding the date of the Meeting.

This Notice, and the accompanying Management Proxy Circular and form of proxy are provided in connection with the Annual and Special Meeting of the Company.  All shareholders are cordially invited to attend the Meeting.  A holder of common shares of record at the close of business on Tuesday, October 23, 2007 will be entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are urged to exercise their right to vote by completing, dating and signing the enclosed proxy and returning it using one of the methods outlined on the proxy.  To be effective, all proxies must be delivered to:

Computershare Investor Services Inc.

Proxy Dept.  100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524

and received no later than 1:30 p.m. (Vancouver time) on December 10, 2007 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting.  Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for deposit of proxies may be waived by the Chairman of the meeting in his sole discretion without notice.

The Company's 2007 Annual Report, including the financial statements for the fiscal year ended June 30, 2007 and the report of the auditors, together with the Management Proxy Circular, the proxy and the supplemental mailing card accompany this Notice.

If you have any questions, or require assistance in voting your proxy, please call the undersigned at North American toll free 1-866-824-1100 or contact Computershare at 1-800-564-6253

Dated this 8th day of November, 2007 at Vancouver, BC

By Order of the Board,

    “M. E. Hoole”

Michael E. Hoole

Vice President and Secretary